AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1997


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                               AMENDMENT NO.  3

                                      TO

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               -----------------

                             GIDDINGS & LEWIS, INC.
                           (Name of Subject Company)


                            GIDDINGS & LEWIS, INC.
                      (Name of Person Filing Statement)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
         (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)


                                  375048-10-5
                   (CUSIP Number of Class of Securities)
                               ------------------

                            TODD A. DILLMANN, ESQ.
                        CORPORATE COUNSEL AND SECRETARY
                                142 DOTY STREET
                         FOND DU LAC, WISCONSIN  54935
                               (414) 921-4100
          (Name, address and telephone number of person authorized
           to receive notices and communications on behalf of the
                         person(s) filing statement)
                              -------------------

                                With a Copy to:

                         CHARLES W. MULANEY, JR., ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                              333 W. WACKER DRIVE
                           CHICAGO, ILLINOIS  60606
                                (312) 407-0700




               This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 18, 1997, as amended (the "Schedule 14D-9"), relating to the offer by TAQU, Inc., a Delaware corporation ("TAQU") and indirect wholly-owned subsidiary of Thyssen Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Thyssen"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Common Stock" or the "Shares"), together with the associated preferred share purchase rights (the "Rights"), of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1997, and in the related Letter of Transmittal (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

          ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

             Item 8(e) of this Statement is hereby amended and supplemented by adding thereto the following:

               The waiting period under the HSR Act expired at 11:59 p.m., New York City time on July 12, 1997. On July 14, 1997, the Company and Thyssen issued a press release to such effect. The full text of the press release is filed herewith as Exhibit 12, which press release is incorporated herein by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 12  Press Release issued by Giddings & Lewis,
                      Inc. and Thyssen AG, dated July 14, 1997.



                                  SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   GIDDINGS & LEWIS, INC.

                                   By:  /s/ Douglas E. Barnett
                                      ---------------------------------
                                   Name:   Douglas E. Barnett
                                   Title:  Vice President and Corporate
                                             Controller


          Dated:  July 14, 1997



                                  EXHIBIT INDEX

          Exhibit No.    Description
          -----------    -----------
          *Exhibit 1     Summary of Merger Agreement from the Offer to
                         Purchase attached as Exhibit (a)(1) to the
                         Schedule 14D-1, filed with the Commission by
                         Thyssen AG and TAQU, Inc. on June 18, 1997.
          *Exhibit 2     Agreement and Plan of Merger, dated as of
                         June 11, 1997, by and among Giddings & Lewis,
                         Inc., Thyssen AG and TAQU, Inc.
          *Exhibit 3     Letter to Shareholders, dated June 18, 1997.
          *Exhibit 4     Press Release issued by Giddings & Lewis,
                         Inc. and Thyssen AG, dated June 12, 1997.
          *Exhibit 5     Written Opinion of Credit Suisse First Boston
                         Corporation, dated June 8, 1997.
          *Exhibit 6     First Amendment to Rights Agreement, dated
                         June 8, 1997, between Giddings & Lewis, Inc.
                         and Firstar Trust Company.
          *Exhibit 7     Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on April 25, 1997 (incorporated by reference
                         to Exhibit 10 to the Schedule 14D-9 of the
                         Company with respect to the HII Offer, filed
                         with the Commission on May 8, 1997).
          *Exhibit 8     Class Action seeking Declaratory and
                         Injunctive Relief filed in the Circuit Court
                         of Milwaukee County, Wisconsin, on May 6,
                         1997 (incorporated by reference to Exhibit 11
                         to the Schedule 14D-9 of the Company with
                         respect to the HII Offer, filed with the
                         Commission on May 8, 1997).
          *Exhibit 9     Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on May 13, 1997 (incorporated by reference to
                         Exhibit 12 to the Schedule 14D-9 of the
                         Company with respect to the HII Offer, filed
                         with the Commission on May 8, 1997).
          *Exhibit 10    Press Release issued by Giddings & Lewis,
                         Inc., dated June 18, 1997.
          *Exhibit 11    Press Release issued by Giddings & Lewis,
                         Inc., dated July 2, 1997.
           Exhibit 12    Press Release issued by Giddings & Lewis,
                         Inc. and Thyssen AG, dated July 14, 1997.
          _____________________________

          *Previously Filed